Via Facsimile and U.S. Mail
Mail Stop 6010

November 15, 2006

Mr. David A. Ramsay
Chief Financial Officer
Halozyme Therapeutics, Inc.
11588 Sorrento Valley Road
Suite 17
San Diego, CA 92121

Re: **Halozyme Therapeutics, Inc.**
        Form 10-KSB for the Fiscal Year Ended December 31, 2005
        File No. 000-49616

Dear Mr. Ramsay:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It is unclear how you considered Item 10 of Regulation S-B with respect to the amount of public float at December 31, 2004 and December 31, 2005. According to your Forms 10-KSB for the years ended December 31, 2004 and December 31, 2005, aggregate market value of the voting and non-voting common equity held by non-affiliates was approximately $91,522,400 and $167,000,000, respectively. As it appears that you may have public float in excess of $25 million for two

consecutive fiscal years, please amend your filing to use Form 10-K and to comply with its instructions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Clinical Trial Expenses, page 21

2. Please clarify if the 5% variance in your estimate of the work completed is the reasonably likely change in the estimate and if so, discuss the reason management believes it is be reasonably likely. Otherwise, revise to include the change in estimate that is reasonably likely with a discussion supporting it.

Notes to Consolidated Financial Statements, page F-6

Revenue Recognition, page F-9

3. We refer to your supply and distribution agreement with Baxter and have the following comments:

   - Please tell us why the transfer of ingredients to Baxter results in deferred revenue for the company. If legal ownership of the inventory has not transferred, it is unclear how this would result in recognition of revenue.
   - Based on your disclosure the deferred revenue recorded equals the inventory transferred to Baxter as of December 31, 2005. Please tell us why this is the case, as it is unclear why the sales price of Hylenex would equal the value of ingredients transferred.
   - Please tell us where in your statement of operations you classify the cost sharing element from Baxter and why you believe that classification complies with GAAP.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant